UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR

For Period Ended: December 31, 2013

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Advanced Emissions Solutions, Inc.

Full Name of Registrant:

Former Name if Applicable

9135 South Ridgeline Boulevard, Suite 200

Address of Principal Executive Office (Street and Number)

Highlands Ranch, Colorado 80129

City, State, Zip Code

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

Advanced Emissions Solutions, Inc. (the “Corporation”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Annual Report on Form 10-K for the year ended December 31, 2013. The Corporation has not finalized its assessment of the effectiveness of its internal control over financial reporting and is reviewing its accounting practices with respect to its methods of recognizing revenue for its Emission Control business segment contracts using the percentage of completion method based on labor hours. The Corporation believes it may have a material weakness related to its revenue recognition. The Corporation expects the result of its review of revenue recognition and other immaterial adjustments will likely result in a reduction of revenues of approximately $9 million and an increase in net losses by approximately $2 million in the aggregate for the first three quarters of 2013 from those amounts previously reported. The Corporation also expects an increase in backlog as of September 30, 2013. The Corporation’s management team and its finance and accounting personnel have been working diligently to complete this review; however, the Corporation is not able to timely complete the preparation of its financial statements and related disclosures to be included in its Annual Report on Form 10-K without unreasonable effort or expense. The Corporation expects to file its Annual Report on Form 10-K for the year ended December 31, 2013 on or before April 1, 2014.

This Form 12b-25 contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, which provides a “safe harbor” for such statements in certain circumstances. The forward-looking statements include statements or expectations regarding the Corporation’s financial results, the results of the Corporation’s assessment of the effectiveness of its internal control over financial reporting and review of its accounting practices, the Corporation’s ability to file its Annual Report on Form 10-K on or before April 1, 2014 and related matters. These statements are based on current expectations, estimates, projections, beliefs and assumptions of our management, which involve significant risks and uncertainties. Actual events or results could differ materially from those discussed in the forward-looking statements as a result of various factors, including but not limited to, the outcome of the Corporation’s assessment and review, discussions with the Corporation’s auditors and other factors discussed in greater detail in the Corporation’s filings with the Securities and Exchange Commission (“SEC”). You are cautioned not to place undue reliance on such statements and to consult the Corporation’s SEC filings for additional risks and uncertainties that may apply to its business and the ownership of its securities. Any forward-looking statements are presented as of the date made, and the Corporation disclaims any duty to update such statements unless required by law to do so.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Mark H. McKinnies	(303)	339-8850
(Name)	(Area Code)	(Telephone No.)

(2)	Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Advanced Emissions Solutions, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	March 18, 2014	By:	/s/ Mark H. McKinnies
Mark H. McKinnies, Senior Vice President, Chief Financial Officer, Treasurer and Secretary